Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Bragg Gaming Group Inc. (the “Corporation”)

100 King Street West, Suite 3400

Toronto, Ontario

M5X 1A4

Item 2.	Date of Material Change

November 15, 2021

Item 3.	News Release

A news release with respect to the material change referred to in this report was issued by the Corporation on November 15, 2021 through CNW and filed on the system for electronic document analysis and retrieval (SEDAR) at www.sedar.com under the Corporation’s profile.

Item 4.	Summary of Material Change

Richard Carter stepped down as Chief Executive Officer of the Corporation and as member of the Board of Directors, effective November 15, 2021. The Corporation announced that Paul Godfrey, Chair of the Board of Directors, has been appointed to the role of Interim Chief Executive Officer of the Corporation, effective November 15, 2021.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of Material Change

Richard Carter stepped down as Chief Executive Officer of the Corporation and as member of the board of directors of the Corporation, effective November 15, 2021. The Corporation announced that Paul Godfrey, Chair of the Board of Directors, has been appointed to the role of Interim CEO of the Corporation, effective November 15, 2021. The Board of Directors has made the decision to embark upon a strategic review of the overall Corporation, including the restructuring of the Chief Executive Officer role.

Item 5.2	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Executive Officer

For further information, please contact Yaniv Spielberg, CSO, Bragg Gaming Group Inc., Phone: 1-647-800-2282, Email: info@bragg.games.

Item 9.	Date of Report

Novembebr 18, 2021